EideBailly
CPAs & BUSINESS ADVISORS

EXHIBIT 16.1

May 9, 2024

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Commissioners:

On November 17, 2023, we provided notice to Southern California Bancorp (the Company) of our decision to not stand for reelection as the Company's independent registered public accounting firm.

We have read the statements made by Southern California Bancorp, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K/A, dated May 9, 2024, and are in agreement with the disclosures in the referenced Form 8-K/A, insofar as they pertain to our firm. We have not been requested nor are we providing any representations related to the other disclosures included in this Form 8-K/A.

Sincerely,

Eide Bailly LLP

Eide Bailly LLP